NewsRelease TC Energy appoints two new independent directors CALGARY, Alberta – Nov. 7, 2024 – News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) is pleased to announce the appointment of two new independent directors, Scott Bonham and Dawn Madahbee Leach, to the Board of Directors. Mr. Bonham brings extensive governance, finance, and leadership experience, notably in the technology sector. He has served on the boards of multiple private and public companies, including his current board appointments with Loblaw Companies Limited and the Bank of Nova Scotia. Prior to this, he was co-founder of GGV Capital, an expansion stage venture capital firm, where he played a pivotal role in the firm’s expansion and growth from 2000 to 2015. Ms. Leach brings a depth of experience with Indigenous relations and business strategy. She is the current General Manager of the Waubetek Business Corporation, an Indigenous financial institution providing financial services to Indigenous entrepreneurs across Canada. Among other roles, she also serves as Chairperson of the National Indigenous Economic Development Board, an organization providing advice and guidance to the federal government. “We are thrilled to welcome Mr. Bonham and Ms. Leach as new directors to the Board,” said John Lowe, chair of TC Energy’s Board of Directors. “With their extensive experience and proven leadership, they will be valuable additions to our Board and the stewardship of TC Energy’s strategic vision and long-term growth.” About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders EXHIBIT 99.1 and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522